PE
9-5-02

UNITED STATED SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2002

ALMADEN MINERALS LTD.
(Name of Registrant)

750 W Pender Street #1103, Vancouver, BC V6C 2T8

1. News releases, dated: 08/12/02, 08/19/02

2. Quarterly Report for the six months ended 6/30/02, dated: 08/19/02

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.- SEC File No.0-28528
(Registrant)

Date September 5, 2002 By ______________________________
James D. Poliquin, President/Director

ALMADEN Minerals Ltd.

Suite 1103 - 750 West Pender St.Vancouver, B.C. Canada V6C 2T8
Phone 604 689 7644 Fax 604 689 7645
email: info@almadenminerals.com,www.almadenminerals.com

NEWS RELEASE August 12, 2002

Trading Symbol: AMM - TSX

Project Update and Report on Activities:
Almaden Minerals Ltd. (Almaden) is a generative exploration company focussed on copper and gold in the Americas. Our business and exploration model is to harness the geologic and entrepreneurial talents of our company by joint venturing the projects and concepts we identify and acquire with credible mining and exploration companies, under terms such that we retain a carried interest in the project while significant exploration expenditures are made by our joint-venture partners. This approach has greatly limited the risk associated with exploration while ensuring that our shareholders are exposed to potential discovery success. Almaden currently has six active joint-ventures underway, and many these projects will have significant work programs carried out in the near future, including drilling. The following list describes the planned work on all of Almaden's projects including information that has been disseminated by our joint-venture partners.

Yago Au-Ag Project, Mexico:
In May, 2002 the project was optioned to Ascot Resources Ltd. (Ascot) which has the right to acquire a 60% interest in this gold-silver project by making US$2,000,000 in property expenditures and issuing 600,000 shares to Almaden. Ascot has announced that drill program has commenced on the property and will be focussed on identifying high-grade mineralisation within a system of quartz veins that have not had previous drilling. Fifteen holes are planned as a first stage program for an approximate total of 3,000 meters. Ascot is committed to spending US$400,000 in the first year and has issued 200,000 shares to Almaden.

Tropico Cu-Pt-Pd-Au Project, Mexico:
Results from a recent trenching program over the newly acquired San Pablo concession have been released by joint venture partners Santoy Minerals Ltd. and Sumitomo Metal Mining Co. Ltd. (Sumitomo). Highlights of this program include San Pablo trench-01 which had 55 meters of 0.57% copper (Cu) and 0.85 g/t platinum (Pt) + palladium (Pd) + gold (Au), San Pablo trench-02 with 42 meters of 0.80% Cu and 1.0 g/t Pt+Pd+Au and San Pablo trench-05 which returned 39 meters of 1.2% Cu and 1.3 g/t Pt+Pd+Au. In the El Pochote area trench-01 intersected 30 meters of 0.63% Cu and 0.85 g/t Pt+Pd+Au and trench-03 returned 31 meters of 0.69% Cu and 1.1 g/t Pt+Pd+Au. Under terms of the agreement with Sumitomo, Almaden is carried into production for a 12% interest. Sumitomo has agreed to a US$880,000 budget for 2002 and Santoy has issued 275,000 shares to Almaden.

San Carlos Au-Cu Project, Mexico:
A program of underground sampling and mapping was carried out by joint venture partner Aurcana Corporation (Aurcana) in May, 2002. High-grade skarn mineralisation was identified and sampled in historic underground workings that were opened up as part of the program. Highlights from this sampling included 28 meters of continuous 2m chip sampling averaging 5.05 g/t Au and 1.8% Cu and a 1.4 meter chip sample which returned 20.58 g/t Au and 6.99% Cu. Geologic mapping and soil sampling indicates that the potential exists for similar skarn mineralisation to occur over large areas of the property. A new work program will commence in August, designed to better define the skarn targets as well as the bulk-tonnage porphyry Cu-Au potential of the property. Aurcana can earn a 60% interest in the project by making US$4M in exploration expenditures. Aurcana has issued 300,000 shares to Almaden.

Caballo Blanco Cu-Au Project, Mexico:
Noranda Inc. optioned this copper-gold porphyry project in 2001 and carried out an initial drill program in March 2002. While significant copper mineralisation was not identified in this phase, the property remains under option to Noranda, which can earn a 75% interest by making payments of US$2M to Almaden, funding the project to feasibility and cooperating with Almaden to arrange production financing.

Ram Au Project, Yukon:
The Ram property consists of 69 claims covering a large area of alteration and mineralisation with significant past exploration results including a drill intercept of 2.2 g/t Au over 5.3 meters. This property is optioned to TSX-venture listed company, Ross River Minerals Inc. (Ross River), and makes up a portion of their Tay-LP property. Ross River has announced that a C$400,000 program is underway which will have a diamond drilling component of at least 3,000 meters. Ross River has issued 300,000 shares to Almaden.

Siwash Au Project, British Columbia:
A C$350,000 drill program, funded by Wheaton River Minerals Ltd. (Wheaton), has commenced on Almaden's 100% held Siwash gold property, located in southern B.C.. While Wheaton can earn a 10% interest in the property for this expenditure, Almaden may buy it back for this value in Almaden shares priced at $0.90 per share. A total 51,460 ounces was recovered from 18,190 tons mined from the Siwash North vein in the 1990's. The current total resource and reserve in all blocks on both the Siwash North and W.D. veins is 123,000 tons at an average grade of 1.153 ounces of gold per ton.

BHP Billiton Cu-Au Joint Venture, Mexico:
In May, 2002 Almaden signed a joint-venture agreement with industry leader, BHP Billiton, to explore a highly prospective area in Mexico for copper and gold. The program will utilise grassroots exploration techniques to identify new geologic targets in this area. This program will consist of an initial budget of US$400,000 and work will commence in September, 2002.

Almaden has an experienced management team with a track record of discovery success. The company has adhered to its exploration model of joint venture through the difficult economic climate of the last several years. This has allowed the company to maintain aggressive exploration expenditure with minimal risk through joint venture, which will be continue in the months to come on the present portfolio of active projects. The company is also maintaining its generative efforts to provide new properties for joint venture.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan Poliquin"

Morgan Poliquin, P. Eng.
Director

For further information please contact: Morgan J. Poliquin, M.Sc., P. Eng., Director, Almaden Minerals Ltd.
email: rockman@almadenminerals.com

ALMADEN Minerals Ltd.

Suite 1103 - 750 West Pender St.Vancouver, B.C. Canada V6C 2T8
Phone 604 689 7644 Fax 604 689 7645
email: info@almadenminerals.com,www.almadenminerals.com

NEWS RELEASE August 19, 2002

Trading Symbol: AMM – TSX

The 2002 diamond drill program on the Company's Elk property is well under way with 2600 metres completed in sixteen NQ holes. The Elk claims are located in the Okanagan area of Southern British Columbia and include the Siwash Gold Mine which produced 51,460 ounces of gold from 18,190 tons of quartz vein ore extracted from open pit and underground mine workings in the mid 1990's from the B vein system.. This year's 4500 metre drill program is testing the WD vein system, the Deep B shoot, the Gold Creek West vein and the Bullion Creek structure.

The WD vein is located 200m north of the B vein system, and has an inferred resource of 29,130 ounces of gold at a grade of 1.252 oz/t in 23,260 tons. In the current drill program, the continuity of the WD vein was tested with fifty metre step-outs to the south and east. All holes intersected the vein near the projected depth and will result in an increase of the resource. Hole 311 returned 0.561 oz/t gold over a true width interval of 2.15 metres indicating good continuity of the structure and mineralization to depth. This is the deepest hole on this structure to date.

Two holes were drilled into the Bullion Creek structure, located 700m north of the B vein, to test a zone of hydrothermal alteration. Strongly altered granodiorite was intersected in both holes and narrow pyritic quartz veins returned an assay of 0.103 oz/t gold over a true width of 1.0 metres. The presence of gold mineralization in Bullion Creek zone establishes good potential for other high-grade shoots.

The Gold Creek West vein, 400m southwest of the mine site, was tested by nine drill holes in 1996 and 2000 and shows continuity of structure and mineralization over a strike length of 190 metres. Four holes drilled, during the current drill program intersected the vein at the projected locations and have extended its continuity a further 100m to the west. Results are pending.

The DeepB shoot on the B vein system is located immediately below the existing mine workings and can be accessed by extending the existing decline approximately 600m. It contains an inferred resource of 35,600 oz Au in 12,200 tons grading 2.925 oz/t. Four perimeter holes seeking to extend the Deep B shoot down-plunge have been completed. Results from three (SND02317, 18, 19) have been returned and are listed in the table below.

Hole Number	Area	From (m)	To(m)	Interval	True Width (m)	Zone	AU oz/t	AU gm/t	AG oz/t	AG gm/t
SND02310	WD	254.35	255.06	0.71	0.50	WD	0.337	11.54	0.412	14.12
SND02311	WD	270.65	272.27	1.62	0.93	WDa	0.004	0.13		
SND02311	WD	273.13	274.00	0.87	0.50	WDb	1.078	36.97	2.001	68.60
SND02311	WD	273.25	276.10	2.85	2.15	WDb	0.561	19.22	2.575	88.29
SND02311	WD	275.07	276.29	1.22	1.00	WDc	0.653	22.39	4.549	155.97
SND02312	WD	109.43	110.08	0.65	0.50	WDb	0.597	20.45	1.138	39.01
SND02313	WD	163.43	164.03	0.60	0.50	WDb	1.007	34.54	1.809	62.01
SND02314	Bullion Crk	60.05	61.20	1.15	1.00	BC	0.001	0.04		
SND02315	Bullion Crk	74.29	75.60	1.31	1.00	BC	0.103	3.53		
SND02316	West Pit	45.95	48.11	2.16	1.00	B	0.044	1.51		
SND02316	West Pit	52.98	56.95	3.97	1.00	B	1.109	38.03		
SND02317	DeepB	266.83	267.55	0.72	0.50	Bb	0.137	4.70	0.526	18.04
SND02318	DeepB	201.74	202.25	0.51	0.50	PC	0.200	6.87		
SND02318	DeepB	225.00	225.97	0.97	0.50	B	0.020	0.70	0.157	5.38
SND02319	DeepB	251.50	252.00	0.50	0.50	-	0.628	21.53	0.506	17.35
SND02319	DeepB	270.45	271.09	0.64	0.50	B	0.230	7.89	1.132	38.80

All samples were analyzed at Acme Analytical Labs in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicate and blank samples were included in the sample shipments sent to Acme and confirmed procedural quality. Check assays will be carried out by Chemex Labs in Vancouver. Wojtek Jakubowski, P. Geo. is the qualified person supervising the program.

A new resource/reserve calculation will be done incorporating the 2002 drill program results on completion of check assaying and data compilation.

For additional information, please contact Duane Poliquin, President (604) 689-7644.

ON BEHALF OF THE BOARD OF DIRECTORS

"Duane Poliquin"

Duane Poliquin, President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

ALMADEN
MINERALS LTD.

1103 - 750 West Pender St.
Vancouver, B.C. V6C 2T8
Tel: 604 - 689 - 7644
Fax: 604 - 689 - 7645
Email: info@almadenminerals.com

Report to Shareholder's – Second Quarter ended June 30, 2002 August 19, 2002

Dear Shareholders:

During this quarter, we had significant work programs on several properties.
Drilling on our ATW diamond joint venture in the Northwest Territories did not find a kimberlite source for the diamond indicator mineral train on the property. Nevertheless, analysis of this train by experts indicates a source that should be "at least moderately diamondiferous" remains to be found. A winter program for early in 2003 is currently under consideration.

A trenching program on the Tropico copper-platinum-palladium-gold project near Mazatlan, Mexico commenced. This work is part of a US$880,000 work budget for 2002 funded by Sumitomo Metal Mining. We anticipate drilling to commence mid summer.

On our San Carlos copper-gold property in Tamaulipas, Mexico, Aurcana Minerals Ltd. reopened old underground workings and sampled these with significant results. They have completed a financing for a work program to commence this fall. This program is anticipated to include Induced Polarization surveys, further geochemical soil sampling, and drilling.

During the quarter we signed a joint venture agreement with BHP Billiton to explore for copper–gold deposits in a selected part of Mexico. The initial phases of this work are jointly funded, with development and production financing for any discovery to be provided by BHP Billiton such that Almaden would be carried into production for twenty percent. We are managers for the initial program, and data, including remote sensing analysis, is currently being assembled for a fall field program.

The Yago gold property in Sinaloa, Mexico was farmed out during the quarter to Ascot Resources Ltd. who have committed to a US$400,000 work program in the first year. A work program on the property was started shortly after the quarter ended.

Ross River Gold Ltd. completed an I.P.O. and we expect they will be actively exploring your company's Ram gold prospect, Yukon Territory during the next quarter.

In British Columbia, an agreement was reached with Wheaton River Minerals Ltd. whereby that company can earn a 10% interest in our Siwash gold project east of Merritt by funding a $350,000 drill program on the property. Your company can buy this interest back after earning for $350,000 in shares, priced at $0.90 per share. A drill program to test for extensions to known resources commenced in July. Company staff will also be conducting geochemical soil surveys on our PV gold prospect, west of Merritt.

Financial Results
For the six months ended June 30, 2002, the Company incurred a loss of $293,596 ($0.02 per share) compared to a loss of $148,280 ($0.01 per share) for the six months ended June 30, 2001. The results for the current period reflect the activity of the newly amalgamated company whereas the results for the comparative period reflect the activity of Almaden Resources Corporation.

Expenses were $781,802 during the six months ended June 30, 2002 compared to $171,175 during the six months ended June 30, 2001. The larger loss in the current period is mostly in general and administrative expenses, the cost of completing the amalgamation and administrative changes in Mexico. General exploration was more active and as a result increased during the current quarter. Also in the current quarter is the cost of gold sold of $172,020 for proceeds of $493,360.

Revenue increased to $519,016 during the six months ended June 30, 2002 as compared to $19,791 during the six months ended June 30, 2001. The large increase is due to gold sales during the period. The Company also had proceeds from mineral properties over its deferred costs. Lower cash balances available for investment and lower interest rates were the contributing factors for the reduction in investment income.

The Company incurred a loss on securities of $32,845 and a gain on the sale of fixed assets of $12,924 during the current period.

Financial Position and Liquidity

Operating Cash Flow

Cash flow used in operations, after allowing for the effects of changes in non-cash working capital components, was $58,440 in the six months ended June 30, 2002 compared to $119,445 in the six months ended June 30, 2001.

Financing Activities

Cash of $1,050,775 was provided pursuant to two private placement financings and $29,337 on the exercise of share purchase warrants during the current period.

Investing Activities

Cash used in the six months ended June 30, 2002 for investing activities totaled $372,726 compared to $62,335 during the six months ended June 30, 2001. During the current quarter, expenditures of $226,842 were incurred on mineral properties, an increase over the comparative period. Most of the expenditures in the current period were on the ATW and Elk properties and the staking of the El Pulpo and Candela properties in Mexico. Cash was provided during the current period by the proceeds from the sale of fixed assets.

Cash Resources and Liquidity

As at June 30, 2002, cash and cash equivalents amounted to $923,046 compared to $274,100 at December 31, 2001, the Company's most recent financial year-end. At June 30, 2002, the Company had working capital of $1,426,815 compared to $860,192 at December 31, 2001. Included in working capital is the Company's inventory of gold recorded at the cost of production not market value. Also, the Company is appealing the additional mineral tax assessed Fairfield Minerals Ltd. The Company has no long-term debt. The Company's current working capital position is sufficient for its 2002 requirements.

Thank you for your support. We look forward with you to the potential for profit from discovery.

Almaden Minerals Ltd. is listed on The Toronto Stock Exchange – symbol AMM.

On behalf of the Board,

"Duane Poliquin"
Duane Poliquin, President

ALMADEN MINERALS LTD.

Consolidated Interim Balance Sheets

June 30, 2002 and December 31, 2001

		June 30, 2002 (unaudited)		December 31, 2001 (audited)
ASSETS				
CURRENT				
Cash and cash equivalents	$	923,046	$	274,100
Accounts receivable		116,198		121,019
Marketable securities		591,067		476,473
Inventory		274,768		446,788
		1,905,079		1,318,380
FIXED ASSETS		112,725		116,660
RECLAMATION DEPOSIT		76,500		76,500
MINERAL PROPERTIES (Note 3)		5,009,381		4,785,553
TOTAL ASSETS	$	7,103,685	$	6,297,093
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	61,284	$	127,866
Mineral taxes payable		416,980		330,322
TOTAL CURRENT ASSETS		478,264		458,188
SHAREHOLDERS' EQUITY				
Share capital				
Authorized				
100,000,000 common shares without par value				
Issued (Note 4)				
19,630,006 shares – June 30, 2002				
17,123,006 shares – December 31, 2001		16,090,888		15,010,776
Deficit		(9,465,467)		(9,171,871)
TOTAL SHAREHOLDER'S EQUITY		6,625,421		5,838,905
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	7,103,685	$	6,297,093

APPROVED BY THE BOARD:

"Duane Poliquin"

"James E. McInnes"

ALMADEN MINERALS LTD.

Consolidated Interim Statements of Loss and Deficit

Six month periods ended June 30, 2002 and 2001
(unaudited)

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2001
REVENUE				
Gold sales	$ 493,360	$ 493,360	$ -	$ -
Mineral properties	20,814	20,814	-	-
Interest income	1,724	3,342	8,552	19,791
Other income	-	1,500	-	-
	515,898	519,016	8,552	19,791
EXPENSES				
Cost of gold sold	172,020	172,020	-	-
General and administrative expenses	251,866	479,469	85,861	139,867
General exploration expenses	77,726	127,299	12,049	29,441
Write-down of interests in mineral properties	(733)	3,014	-	1,867
	500,879	781,802	97,910	171,175
GAIN (LOSS) FROM OPERATIONS	15,019	(262,786)	(89,358)	(151,384)
(LOSS) ON SECURITIES	(10,345)	(32,845)	-	-
GAIN ON FIXED ASSETS	-	12,924	-	-
FOREIGN EXCHANGE (LOSS) GAIN	(13,741)	(10,889)	375	3,104
NET LOSS	(9,067)	(293,596)	(88,983)	(148,280)
DEFICIT, BEGINNING OF PERIOD	(9,456,400)	(9,171,871)	(8,581,073)	(8,521,776)
DEFICIT, END OF PERIOD	$ (9,465,467)	$ (9,465,467)	$ (8,670,056)	$ (8,670,056)
NET LOSS PER SHARE	$ (0.00)	$ (0.02)	$ (0.01)	$ (0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	19,558,940	18,347,702	13,280,617	13,280,617

ALMADEN MINERALS LTD.

Consolidated Interim Statements of Cash Flows

Six month periods ended June 30, 2002 and 2001
(unaudited)

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2001
OPERATING ACTIVITIES				
Net loss	$ (9,067)	$ (293,596)	$ (88,983)	$ (148,280)
Items not affecting cash				
Write-down of interests in mineral properties	(733)	3,014	-	1,867
Depreciation	7,826	15,304	6,256	14,115
Loss on securities	10,345	32,845	-	-
Gain on sale of fixed assets	-	(12,924)	-	-
	8,371	(255,357)	(82,727)	(132,298)
Change in non-cash working capital components				
Accounts receivable and prepaid expenses	46,598	4,821	922	77,530
Inventory	172,020	172,020	-	-
Accounts payable and accrued liabilities	(48,676)	(66,582)	(16,286)	(64,677)
Mineral taxes payable	87,327	86,658	-	-
Liability to issue shares	(860,000)	-	-	-
	(594,360)	(58,440)	(98,091)	(119,445)
FINANCING ACTIVITIES				
Issuance of shares - net of expenses	1,080,112	1,080,112	-	-
INVESTING ACTIVITIES				
(Increase) decrease in marketable securities	(458,262)	(147,439)	140,092	132,729
Fixed assets purchases	(12,155)	(17,032)	(2,336)	(40,919)
Fixed assets proceeds	-	18,587	-	-
Mineral properties costs	(149,289)	(226,842)	(55,385)	(154,145)
	(619,706)	(372,726)	82,371	(62,335)
NET CASH (OUTFLOW) INFLOW	(133,954)	648,946	(15,720)	(181,780)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,057,000	274,100	121,539	287,599
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 923,046	$ 923,046	$ 105,819	$ 105,819

ALMADEN MINERALS LTD.

Note to Consolidated Interim Financial Statements

June 30, 2002
(unaudited)

1. BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the annual audited financial statements for the year ended December 31, 2001, specifically Note 1 on the Nature of Operations, Note 2 on Amalgamation and Note 3 on the Significant Accounting Policies. These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting policies and methods as those used in the December 31, 2001 accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Stock-based compensation

The Company has adopted the recommendations of the new CICA Handbook section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair-value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees, the Company has adopted the disclosure only provisions of the new standard whereby pro-forma net income and pro forma earnings per share are disclosed in the notes to the financial statements, as if the fair value based method of accounting had been used. This disclosure is provided for stock option grants after January 1, 2002, but not for any grants prior to that date.

3. MINERAL PROPERTIES

		June 30, 2002		December 31, 2001
Caballo Blanco				
Option to purchase 100% interest in mineral claims in Veracruz, Mexico	$	2,476,307	$	2,468,848
ATW				
Net 27% interest in mineral claims near Lac De Gras, Northwest Territories, Canada		109,454		46,451
Prospector Mountain,				
75% interest in mineral claims in the Yukon Territory, Canada		23,855		23,855
Yago / La Sarda				
100% interest in mineral claims in Nayarit State, Mexico		752,547		738,438
Elk				
100% interest in mineral claims in British Columbia, Canada		904,625		864,864
Cabin Lake				
100% interest in mineral claims in the Yukon Territory, Canada		128,954		128,954
Caribou Creek				
100% interest in mineral claims in the Yukon Territory, Canada		73,534		73,534
MOR				
100% interest in mineral claims in the Yukon Territory, Canada		61,724		59,542
San Carlos / San Jose				
100% interest in the San Carlos mineral claim and 90% interest in the San Jose mineral claims in Tamaulipas State, Mexico		274,670		274,604
Tropico				
40% interest in minerals claims in Western Mexico		33,962		41,313
Interests in various other mineral claims		169,749		65,150
	$	5,009,381	$	4,785,553

4. SHARE CAPITAL

A. *Authorized*
100,000,000 common shares without par value
Issued

	Number		Amount
Balance, December 31, 2001	17,123,006	$	15,010,776
For cash pursuant to private placement	2,050,000		841,775
For cash pursuant to private placement	380,000		209,000
For cash on exercise of share purchase warrants	77,000		29,337
Balance, June 30, 2002	19,630,006		16,090,888

4. SHARE CAPITAL (Continued)

B. *Stock-based Compensation*

The Company has a formal written stock option plan under which incentive stock options for up to 1,000,000 shares of common stock are reserved for issuance and may be granted from time to time to directors, officers, employees and contractors. During the period ended June 30, 2002, 975,000 options were granted. Stock options previously granted by the Company and its predecessor, which by the terms of the amalgamation, become options granted by the Company, are not options granted under the Company's formal stock option plan.

Stock option activity with respect to all of the Company's stock options is represented below:

	Number of Shares	Exercise Price Range per Share	Weighted Average Exercise Price
Outstanding at December 31, 2001	1,759,533	$ 0.27 – 0.49	$0.37
Granted	975,000	$ 0.55	$0.55
Outstanding at June 30, 2002	2,734,533	$ 0.27 – 0.55	$0.44

Additional information relating to stock options outstanding as of June 30, 2002 is presented below:

Options Outstanding				Options Exercisable	
Exercise Price	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price
$0.27	91,092	$0.27	4.1	91,092	$0.27
$0.30	735,000	$0.30	3.6	735,000	$0.30
$0.39	3,850	$0.39	2.4	3,850	$0.39
$0.39	154,000	$0.39	7.4	154,000	$0.39
$0.45	53,900	$0.45	1.4	53,900	$0.45
$0.45	644,691	$0.45	6.4	644,691	$0.45
$0.49	77,000	$0.49	2.8	77,000	$0.49
$0.55	975,000	$0.55	4.6	975,000	$0.55
	2,734,533			2,734,533	

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Accordingly, no compensation cost has been recognized for options granted. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair market value at the grant dates for awards under those plans consistent with the fair value based method of accounting for stock-based

4. SHARE CAPITAL (Continued)

compensation, the Company's net income and earnings per share would have reduced to the pro forma amounts indicated below:

	Six months ended June 30, 2002
Net loss	
As reported	$(293,596)
Pro forma	$(664,096)
Basic loss per share	
As reported	$(0.02)
Pro forma	$(0.04)
Diluted loss per share	
As reported	$(0.01)
Pro forma	$(0.03)

The fair value of each option grant is estimated on the date of grant to be $0.38 per share using the Black-Scholes option pricing model with the following weighted average assumptions for grants in the six month period ended June 30, 2002: no dividends are to be paid, expected volatility of 86%; risk-free interest rate of 3.75%; and expected lives of five years.

5. RELATED PARTY TRANSACTIONS

A company controlled by the President of the Company was paid $51,000 for geological services during the six months ended June 30, 2002.

A company controlled by a Director of the Company was paid $35,750 for geological services during the six months ended June 30, 2002.